July 1, 2024

Bin Feng
Chief Executive Officer and Chairman of the Board
Unitrend Entertainment Group Ltd
Suite 1508, Tower B, Wentelai Center
1 Xidawang Road
Chaoyang District, Beijing 100026
People   s Republic of China

        Re: Unitrend Entertainment Group Ltd
            Registration Statement on Form F-1
            Filed June 17, 2024
            File No. 333-280248
Dear Bin Feng:

       We have reviewed your registration statement and have the following comment(s).

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1 filed June 17, 2024
Dilution, page 57

1. Please reconcile the difference between as adjusted net tangible book value and net tangible book value to the estimated net proceeds disclosed on page 54.
Exhibit Index
Exhibit 8.1, page II-6

2. We note counsel's opinion in Exhibit 8.1 that "[i]nsofar as the statements set forth in the
       Registration Statement under the caption "Cayman Islands Taxation" purport to summarise certain tax laws of the Cayman Islands, such statements are accurate in all material respects and such statements constitute our opinion." Please revise your disclosure in the corresponding "Cayman Islands Taxation" section to state that the disclosure is the opinion of Ogier, and have counsel delete the reference in the opinion to
 July 1, 2024
Page 2

       the disclosure being a summary of tax consequences ("[i]nsofar as the statements . . .
       purport to summarise certain laws . . . "). In connection with Exhibit 8.2, also revise the
       disclosure in the corresponding "People   s Republic of China Enterprise
Taxation" section
       to state that the disclosure is the opinion of East & Concord Partners. Refer to Section
       III of Staff Legal Bulletin 19. Last, we note your disclosure on pages 119 and Alt-6 that
       "[t]he validity of the Class A ordinary shares and certain other legal matters as to
       United States Federal and New York State law will be passed upon for us by VCL Law
       LLP.," but VCL Law LLP does not appear to be providing an opinion. Revise to reconcile accordingly.
Exhibit 23.1, page II-6

3. The audit report date in the consent is not the same as the audit report date on page F-2.
       Please revise for consistency.
General

4. We note your disclosure on the resale prospectus cover page that "[n]o sales of the
       Ordinary Shares covered by this prospectus shall occur until our Class A ordinary shares sold in our initial public offering begin trading on the Nasdaq Capital Market. Any shares sold by the Selling Shareholders until our Class A ordinary shares are listed or quoted on an established public trading market will take place at an assumed price between $4.00 and $5.00, which is the public offering price of our Class A ordinary shares in our initial public offering." Please revise to reconcile such inconsistency and ensure that your disclosure as it pertains to the resale offering is consistent throughout the registration statement. In particular, clarify whether sales may occur before or after the completion of your initial public offering. In this regard, your disclosure on pages Alt-1 and Alt-4 further indicates that sales will not occur until after your initial public offering and that such sales will be "at the market price prevailing on the Nasdaq Capital Market at the time of offer and sale . . . ." Additionally, on the resale prospectus cover page, please include a
       placeholder for the initial public offering price of your ordinary shares and the most recent trading price of your ordinary shares on Nasdaq. Also confirm that you will include such information in the Rule 424(b) prospectus filed in connection with the resale offering.
       Refer to Instruction 2 to Item 501(b)(3) of Regulation S-K.
5. We note that you are registering for resale the shares that you sold to your selling shareholders Kai Electronic Enterprise, Inc. and Sunrise Commercial Trading, Inc. on
       December 26, 2023, according to your disclosure on page 105. Your disclosure on page
       F-31 indicates that you consider such issuances to "form part of the
Company   s broader
       pre-IPO share capital reorganization" that occurred on such date. Please advise as to (i)
       why you determined to sell shares in December, the relationship of the shareholders to you, the sales price of the shares and how the price was determined,
(ii) why the resale
       offering is being registered at this time, (iii) whether the resale offering is being registered at this time to satisfy any Nasdaq listing requirements, (iv) how you determined the number of ordinary shares being registered in connection with the resale offering, and (v)
       how the selling shareholders were selected to participate in this resale offering, all with a view to understanding whether the resale portion of the offering should be deemed an indirect primary being conducted by or on behalf of the issuer. Refer to Question 612.09 of the Securities Act Rules Compliance and Disclosure Interpretations. July 1, 2024
Page 3

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Aamira Chaudhry at 202-551-3389 or Adam Phippen at 202-551-3336 if
you have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Erin Jaskot at 202-551-3442 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Zixuan Guo